Exhibit 7.02
January 30, 2007
AACH, Inc.
C/O Hill, Ward & Henderson
3700 Bank of America Plaza
101 East Kennedy Blvd.
Tampa, FL 33601
Re: $15,500,000 Senior Secured Credit Facilities
Ladies and Gentlemen:
     Manufacturers and Traders Trust Company (the “Bank”), a New York banking corporation, is pleased to offer AACH, Inc. a Delaware corporation (the “Parent Corporation”) the following financing: (a) a senior secured term loan in the principal amount of Eight Million Seven Hundred Thousand Dollars ($8,000,000.00) to be made to Ablest, Inc. a Delaware corporation (the “Borrower”) immediately following the Borrower’s merger (the “Merger”) with AIAC, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent Corporation (the “Merger Subsidiary”), as described in that certain Agreement and Plan of Merger proposed to be entered into by and among the Parent Corporation, the Merger Subsidiary and the Borrower (the “Merger Plan”); and (b) a senior secured revolving credit facility in a principal amount not to exceed Seven Million Five Hundred Thousand ($7,500,000.00) at any one time outstanding to be made available to the Borrower following the Merger, subject to the following terms and conditions:
Credit Facilities:
I. Term Loan

Amount and Type:	Senior secured term loan in the amount of Eight Million Dollars ($8,000,000,00) (the “Term Loan”), all of which will be drawn in a single advance on the closing date immediately following consummation of the Merger.

Purpose:	To finance costs and expenses associated with the Merger, including, without limitation, the Merger Consideration, as defined in the Merger Plan.

Maturity:	The final maturity of the Term Loan shall be five (5) years from closing (the “Maturity Date”).
Commitment Letter

AACH, Inc.
C/O Hill, Ward & Henderson

Interest Rate:	The Borrower’s option of one, two or three month LIBOR + 1.25% or the Bank’s Prime Rate announced from time to time.

Amortization:	The following annual principal amounts, calculated as a percentage of the original stated amount of the Term Loan, will be due and payable quarterly, in arrears, on the following schedule:

Quarterly Principal Payment
Year l	$0
Year 2	$365,400
Year 3	$365,400
Year 4	$365,400
Year 5	$365,400
Maturity Date	Remaining outstanding principal amount of the Term Loan

The Borrower will not be subject to any prepayment penalty for prepaying the Term Loan. The Borrower will be responsible for breakage costs if the Borrower prepays the Term Loan prior to the end of an interest rate period.

Commitment Fee:	In consideration for the Bank committing to make the Term Loan to the Borrower in accordance with this correspondence, the Parent Corporation shall pay to the Bank a commitment fee in the amount of Fifty Thousand Dollars.($50,000.00), with Twenty Five Thousand Dollars ($25,000.00) being due at the Parent Corporation’s acceptance of this commitment and Twenty Five Thousand Dollars ($25,000.00) being due at closing. The Twenty Five Thousand Dollars ($25,000.00) paid at the acceptance of this commitment letter shall be deemed fully-earned upon the Bank’s receipt and such fee shall be non-refundable whether or not the transactions contemplated herein close, provided that the Bank has acted in good faith in attempting to close the Term Loan.
Commitment Letter

AACH, Inc.
C/O Hill, Ward & Henderson

II. Revolving Credit Facility

Amount and Type:	Senior secured revolving credit facility in an aggregate principal amount not to exceed Seven Million Five Hundred Thousand ($7,500,000.00) at any one time outstanding (the “Revolving Credit Facility”) minus the outstanding amount of letters of credit issued by the Bank for the account of the Borrower.

Expiration Date:	Absent default, the commitment of the Bank to make loans under the Revolving Credit Facility shall expire on the date three (3) years from the date of the closing of the Revolving Credit Facility (the “Revolving Credit Expiration Date”), and all loans drawn on the Revolving Credit Facility shall become automatically due and payable by the Borrower to the Bank on the Revolving Credit Expiration Date. Absent default, the Borrower may borrow, repay and re-borrow loans under the Revolving Credit Facility.

Purpose:	The proceeds of the Revolving Credit Facility shall used by the Borrower for working capital and general corporate purposes, provided that the Revolving Credit Facility cannot be used to finance any cost or expenses related to the Merger.

Interest Rate:	The Borrower’s option of one, two or three month LIBOR + 1.25% or the Bank’s Prime Rate announced from time to time.

Unused Line Fee:	The Borrower shall also pay to the Bank an unused line fee, calculated at a per annum rate equal at all times to .375% per annum on the daily unused portion of the Revolving Credit Facility. Such unused line fee shall commence accruing on the date the Revolving Credit Facility closes. Such unused line fee will be payable quarterly in arrears.

Commitment Fee:	In consideration for committing to make the Revolving Credit Facility available to the Borrower in accordance with this correspondence, the Parent Corporation shall pay to the Bank a commitment fee in the amount of Thirty Seven Thousand Five Hundred Dollars ($37,500.00), with Eighteen Thousand Seven Hundred Fifty Dollars ($18,750.00) being due at the Parent Corporation’s acceptance of this commitment and Eighteen Thousand Seven Hundred Fifty Dollars ($18,750.00) being due at closing. The Eighteen Thousand Seven Hundred Fifty Dollars ($18,750.00) paid at the acceptance of this commitment letter shall be deemed fully-earned upon the Bank’s receipt and such fee shall be non-refundable whether or not the transactions contemplated herein close, provided that the Bank has acted in good faith in attempting to close the Revolving Credit Facility.
Commitment Letter

AACH, Inc.
C/O Hill, Ward & Henderson

III. Terms Applicable to both the Term Loan and the Revolving Credit Facility

Guarantors:	The Parent Corporation and any and all subsidiaries of the Borrower and the Parent Corporation, jointly and severally.

Default Rate of Interest	Subsequent to a default (as defined in the loan documentation), the Term Loan and the loans under the Revolving Credit Facility will bear interest at a per annum rate of interest equal to two percent (2%) per annum over the Bank’s Prime Rate.

Collateral:	All amounts owing by the Borrower to the Bank (collectively, the “Obligations”), including, without limitation, amounts owed with respect to the Term Loan, the Revolving Credit Facility and any letters of credit issued by the Bank for the account of the Borrower shall be secured by a first priority duly perfected lien on and security interest in all of the Borrower’s assets, including further, without limitation, all accounts receivables, inventory, equipment, intangibles, securities and deposit accounts both now owned and hereafter acquired, together with all proceeds and products thereof. The Obligations will be further secured, by, among other things, a perfected, first priority security interest granted by the Parent Corporation to the Bank on all of the capital stock of any and all of the Parent Corporation’s subsidiaries, including, without limitation, the Borrower.

Financing Agreement;	The Term Loan and the Revolving Credit Facility shall made available to the Borrower pursuant to a Financing Agreement (the “Financing Agreement”) satisfactory to the Bank in all respects, containing such representations, warranties, financial covenants, affirmative covenants, negative covenants, events of default and other conditions that are customary for credit facilities of this type, including, but not limited to, those described herein.

Financial Reporting:	Financial reporting will be in a form satisfactory to the Bank and will include the following:

1. Fiscal year-end financial statements for the Borrower and the Parent Corporation and their subsidiaries (collectively the “Obligors”), audited by an accounting firm acceptable to the Bank, which shall be submitted no less than one hundred twenty (120) days after fiscal year-end, along with the auditor’s management letter, if applicable.
Commitment Letter

AACH, Inc.
C/O Hill, Ward & Henderson

2. Quarterly financial statements for the Obligors, internally prepared in accordance with GAAP, which shall be submitted no later than sixty (60) days after the end of each Fiscal quarter of the Borrower.

3. Quarterly covenant compliance certificates (certified and signed by the Chief Financial Officer), indicating whether there are any defaults, with accompanying schedule illustrating the calculation of each financial covenant, which shall be submitted no later than sixty (60) days after the end of each fiscal quarter of the Borrower.

4. Quarterly summary accounts receivable aging, which shall be submitted no later than forty-five (45) days after the end of each fiscal quarter of the Borrower.

Financial Covenants:	The Borrower covenants and agrees with the Bank that so long as any of the Obligations shall be outstanding:

1. The Borrower shall at no time permit the consolidated Tangible Net Worth of the Obligors to be less than $6.6 Million Dollars plus (for each quarter commencing at the end of the Borrower’s second fiscal quarter of 2007) an amount equal to twenty five percent (25%) of the positive cumulative net income of the Borrower. “Tangible Net Worth” means the total assets of the Obligors less the Obligors’ total intangible assets (in accordance with GAAP) less the Obligors’ total liabilities (in accordance with GAAP).

2. As of the end of the fiscal quarter of the Borrower ending on the following dates, the Borrower shall not permit the consolidated Minimum Interest Coverage Ratio of the Obligors for such fiscal quarter and the three immediately preceding fiscal quarters of the Obligors (treated as a single accounting period) to be less than 2.5 to 1. “Minimum Interest Coverage Ratio” means the ratio of the Obligors’ EBITDA to the Obligors’ total interest payments as calculated of a trailing twelve (12) month basis.

3. As of the end of the fiscal quarter of the Borrower ending on the following dates, the Borrower shall not permit the Obligors’ consolidated Indebtedness Ratio of the Obligors for the following fiscal quarters and the three immediately preceding fiscal quarters of the Obligors (treated as a single accounting period) to be more than the corresponding ratio set forth below for such period:
Commitment Letter

AACH, Inc.
C/O Hill, Ward & Henderson

Fiscal Quarters
Ending in	Ratio
2007	3.75 to 1
2008	3.50 to 1
2009	3.25 to 1
2010	3.00 to 1
2011	3.00 to 1

“Indebtedness Ratio” means the ratio of the Obligors’ consolidated Indebtedness to the Obligors’ trailing twelve (12) month trailing EBITDA. “Indebtedness” means aggregate amount of outstanding loans and capital leases.

Field Exams:	The Bank shall be permitted to perform field examinations of the Borrower, at the Borrower’s sole cost and expense, but no more than one time during each year in the absence of default.

Representations and Warranties:	To the extent applicable, each of the representations and warranties made by or on behalf of the Obligors to the Bank in the Financing Documents or in any prior submissions, shall be true and correct in all material respects when made, and shall, for all purposes of the Financing Documents, be deemed to be repeated on and as of each request by the Borrower for an advance of proceeds of the Credit Facilities and shall be true and correct in all material respects as of each of such dates. Representations under the Financing Documents shall include, among others, representations as to (a) accuracy of information, (b) no defaults, (c) no litigation that would create a Material Adverse Effect (hereinafter defined), (d) no Material Adverse Effect has occurred since the financial statements last delivered to the Bank, and (e) title to collateral. As used herein the term “Material Adverse Effect” means any event which will, or is reasonably be expected to, individually or in the aggregate, have a material adverse effect on the financial condition, assets, liabilities, operations or business of the Obligors taken as a whole.

Affirmative Covenants:	Affirmative covenants shall include those that are usual and customary for credit facilities of this size, type and purpose and to be further defined in the Financing Documents to include, without limitation, covenants as to (a) payment and performance of obligations, (b) maintenance of insurance, (c) within thirty (30) days following closing, obtaining from a financial institution (not necessarily the Bank) an interest rate hedge (Swap) for at
Commitment Letter

AACH, Inc.
C/O Hill, Ward & Henderson

least fifty percent (50%) of the original principal amount of the Term Loan, and (d) notice of default and any occurrence that would lead to a Material Adverse Effect.

Negative Covenants:	Negative covenants shall include those that are usual and customary for credit facilities of this size, type and purpose, including, but not limited to, the following:

	A.	Prohibitions on additional indebtedness, except purchase money loans for the purchase of equipment not to exceed $100,000.00 in the aggregate each year;

	B.	Restrictions on loans, advances and investments as defined in the documentation currently in effect;

	C.	Restrictions on mergers and acquisitions;

	D.	Prohibitions on change of jurisdiction of incorporation; and

Events of Default:	Events of Default shall include those usual and customary for credit facilities of this size, type and purpose, including, but not limited to:

	A.	Payment default.

	B.	Breach of representation or warranties.

	C.	Violation of covenant(s).

	D.	Cross default with other indebtedness.

	E.	Bankruptcy, insolvency.

	F.	Material judgments.

	G.	Change of control (outside existing group)

Financing Documents:	The provisions of this letter are only intended to advise the Obligors of the major terms and provisions of the Credit Facilities and the Financing Documents as discussed to date. The Bank’s obligation to enter into the transaction and make the Credit Facilities available to the Borrower are subject to documentation of the transactions in a manner satisfactory to the Bank in all respects. The Obligors will be required to execute and deliver such instruments, documents, certificates, opinions, resolutions, consents and assurances as the Bank or its counsel might request in connection with funding the Credit Facilities, and in connection with the Obligors’ authority and capacity to accept the Credit Facilities (all of the foregoing collectively called “Financing Documents”). It is anticipated that the Financing Documents will include, without limitation, the Financing Agreement, a revolving credit note, a term note, one or more financing statements, and such security agreements, mortgages, deeds of trust or other security documents as the Bank shall deem necessary or desirable,
Commitment Letter

AACH, Inc.
C/O Hill, Ward & Henderson

Closing Conditions:
1) The Obligors shall execute and deliver to the Bank all Financing Documents and other instruments and agreements satisfactory to the Bank and its counsel.

2) The Merger shall be fully consummated.

3) The Borrower shall deliver insurance certificates, showing the coverage limits and endorsements acceptable to the Bank.

4) The Bank shall satisfactorily complete all business, financial, tax, and collateral due diligence, including, without limitation, the initial and pre-closing field examinations.

5) There shall exist no Material Adverse Effect,

6) The Bank shall have received and approved the Obligors’ internally prepared financial statements through December 31, 2006 and through the most recent month available, in each case not less than 30 days prior to the closing date, reflecting no material change in Obligors’ financial performance or condition.

7) The Bank shall have received and approved the Obligors’ monthly consolidated financial projections for fiscal year 2007 (to include profit and loss statements, cash flow, balance sheet and borrowing formula availability) which demonstrate projected availability substantially equal to that which actually existed in each month in fiscal year 2006 and insure satisfactory availability at closing.

8) The Borrower shall deliver such certificates and resolutions reasonably necessary in the opinion of the Bank to evidence the Borrower’s authority to obtain the Credit facilities and to grant a security interest in its assets.

9) The Bank shall have received satisfactory opinions of Obligors’ counsel addressing such matters as the Bank shall reasonably request.

10) There shall exist no action, suit, investigation, or litigation pending or threatened in any court, before any arbitrator or government instrumentality that the Bank could reasonably determine to cause a Material Adverse Effect,

11) The per share purchase price of the Borrower in the Merger shall have been $7.50 or less per share.
Commitment Letter

AACH, Inc.
C/O Hill, Ward & Henderson

Expenses:	The Borrower shall pay on demand all reasonable, third party fees and expenses paid, or incurred by Bank in connection with the review, arrangement completion, documentation, amendment, and administration of the potential financing arrangements contemplated under this letter, and the protection, defense and enforcement of the Bank’s rights, including but not limited to, reasonable fees and disbursements of the Bank’s counsel, due diligence expenses payable to third parties engaged by the Bank, such as, searches etc. and the initial and ongoing field examination expenses all payable by Borrower whether or not the Credit Facilities close (all the foregoing collectively called the “Expenses”). The Obligors’ obligations under this paragraph will survive the expiration or termination of this commitment.

Governing Law:	This commitment and the Financing Documents shall be governed by the laws of the State of Maryland.

Assignability and Brokerage:	This commitment letter may not be assigned or in any way transferred by the Borrower.
     This letter sets forth the status of our review and interest in a potential financing transaction, supersedes all discussions and communications between us and shall be amended only in writing by the Bank and the Obligors. This letter is directed solely to you and may not be disclosed to any parties other than officers or representatives of the Obligors in connection with their involvement in working with us on a potential transaction
     This commitment letter is made in reliance on the information provided to the Bank by the Parent Corporation in respect to its request to make the Credit Facilities available to the Borrower and in any supporting documents and material, and any misrepresentation or inaccuracy therein or the failure to include material information therein shall entitle the Bank to cancel this letter without liability of any nature on the part of the Bank. The Bank shall also be entitled to cancel this letter at any time without any liability of any nature on the part of the Bank if any change occurs which in the good faith judgment of the Bank might adversely affect all or any part of the collateral and security for the Credit Facilities, or the business, properties, condition (financial or otherwise) or operations, present or prospective, of the Obligors or the ability of the Obligors to perform the obligations to be contained in the Financing Documents. Time is of the essence.
Commitment Letter

AACH, Inc.
C/O Hill, Ward & Henderson

     If you wish to proceed with the Credit Facilities as herein set forth, please sign and return the enclosed copy of this letter to us on or before January 31, 2007, or this letter shall expire and be null and void without any liability on the part of the Bank. If you accept this letter as aforesaid, the Credit Facilities shall close on such date as is mutually satisfactory to Parent Corporation and the Bank, but not later than April 30, 2007. In the event the Credit Facilities are not closed on or before April 30, 2007 (other than by fault of the Bank), this letter will expire and be null and void without any liability on the part of the Bank.

Very truly yours, MANUFACTURERS AND TRADERS TRUST COMPANY
By:	/s/ Laurel Magruder
Laurel Magruder
Vice President

THE FOREGOING TERMS AND CONDITIONS ARE ACCEPTED AND AGREED TO THIS 30TH DAY OF JANUARY, 2007.

AACH, INC.
By:	/s/ Charles H. Heist, III

Commitment Letter